EXHIBIT (12)

                    CENTRAL HUDSON GAS & ELECTRIC CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (Dollar figures expressed in thousands)

                                                        Year Ended December 31,
                                      ---------------------------------------------------------
                                        2001(1)      2000        1999       1998      1997 (2)
                                      ----------  ----------  ---------- ----------  ----------
     Earnings:
A      Net Income                       $ 44,178    $ 52,595   $ 51,881   $ 52,544   $ 55,086
B      Federal & State Income Tax         (7,637)     37,150     28,144     28,627     26,237
                                        --------    --------   --------   --------   --------
C      Earnings before Income Taxes     $ 36,541    $ 89,745   $ 80,025   $ 81,171   $ 81,323
                                        ========    ========   ========   ========   ========
D      Total Fixed Charges(3)           $ 29,628    $ 32,589   $ 30,997   $ 28,682   $ 27,670
                                        ========    ========   ========   ========   ========
E      Total Earnings                   $ 66,169    $122,334   $111,022   $109,853   $108,993
                                        ========    ========   ========   ========   ========
  Ratio of Earnings to Fixed Charges        2.23        3.75       3.58       3.83       3.94
                                        ========    ========   ========   ========   ========

(1) The reduction in the ratio reflects the net effect of regulatory actions in 2001 associated with the sale of the interests of Central Hudson Gas & Electric Corporation in its fossil generating plants and the Nine Mile 2 Plant.

(2) Restated to properly reflect the exclusion of AFUDC from fixed charges.

(3) Includes a portion of rent expense deemed to be representative of the interest factor.